SilverCrest Santa Elena Mine Start-Up Phase Update

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. January 6, 2011 – SilverCrest Mines Inc. (the “Company”) is pleased to report on start-up production and commissioning phase activities at its 100% owned Santa Elena mine located in Sonora, Mexico. The mine is expected to produce approximately 35,000 ounces of gold and 600,000 ounces of silver per full year of production at an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. The most significant production activities completed since the first metal pour on September 9, 2010 are outlined below. For more information and to view production photos, please visit the Company’s website at www.silvercrestmines.com.

Production and Commissioning Activities to December. 31, 2010

  Approximately 371,000 tonnes of lower grade ore (includes 15,000 tonnes of old dumps) have been mined from the open pit at a strip ratio of waste to ore of approximately 2:1. Mining of these lower grade tonnes (average grade of 0.60 gpt Au and 40.2 gpt Ag) was necessary to provide working space for equipment in the initial cut and to create a lower angle for the ultimate pit high wall for safety reasons. This lower grade material is considered pre-strip for the higher grade Main Zone which is now being mined and will provide the bulk of the ore to be mined in 2011.

  The crusher is operating at near design throughput capacity of approximately 2,500 tpd with an estimated 336.500 tonnes of ore crushed to year end. There are currently 35,000 tonnes of ore from the open pit in stockpile waiting to be crushed. Optimization of the various operating parameters of the crusher is underway in order to reach a steady state of production at design capacity and to achieve the ultimate size reduction of ore to 100% minus 3/8”.

  The heap leach pad currently holds an estimated 336,500 tonnes of ore containing approximately 6,800 ounces of gold and 370,000 ounces of silver that are under leach. In the first 30 days of the leach cycle for current ore on the pad, recovery was estimated at 25 to 35% for gold and 15 to 25% for silver. The first ore placed on the pad has been under leach for 130 days with estimated recoveries of 55% of the gold and 35% of the silver. The optimum recoveries of 65 to 70% gold and 35 to 40% silver predicted by the design metallurgical test work over a projected 300 day leach cycle appear to be achievable.

  The Merrill Crowe recovery unit, refinery and on-site lab are all performing as designed and expected.

  As of December 31, approximately 2,140 ounces of gold and 54,900 ounces of silver have been produced as dore with a significant amount of gold and silver still in solution for processing and recovery. The Company has received final settlement for the first two shipments of metal to the refinery.

  To date, no lost time accidents have occurred with over 340,000 hours worked.

  All production staff is in place with 68% of employees locally hired. The goal is for 75% of mine employees to be locally hired and trained over the next year.

Santa Elena Expansion Plan

The Company engaged a number of independent consultants in 2010 to examine the preliminary economics of expanding the current production at Santa Elena to approximately 100,000 ounces Au equivalent per year by phasing in the construction of a conventional mill facility and supplementing the ore from the open pit with the development of Santa Elena underground resources, mill feed from its nearby Cruz de Mayo deposit and re-treatment of the leach pad material to recover the residual gold and silver.

The Preliminary Assessment (PA) of the Expansion Plan for Santa Elena is nearing completion and the results of the PA as well as a NI 43-101 Technical report updating the Santa Elena reserves and resources are expected to be available shortly. It is expected that PA will demonstrate economic viability for the expansion plan which would then result in the implementation of the PA’s recommendations and the commissioning of a Pre-Feasibility Study in 2011.

Exploration Update

Santa Elena Norte: Drilling is expected to begin on the Santa Elena Norte (SEN) target in January 2011. This target is conveniently located approximately one kilometre north of the current Santa Elena operations and is geologically similar to the Santa Elena Main Zone currently being mined. Mapping at SEN shows an exposed outcrop with a strike length of 200 metres with epithermal quartz banded veins, stockwork and breccias. The width at the surface of the exposed mineralized structure is estimated at 5 to 10 metres carrying grades of 0.5 gpt to 2 gpt Au and minor Ag. Projection of the mineralized zone strike length, based on intermittent vein outcrops, is approximately 500 metres. The Company plans to drill approximately 1000 metres in 8 drill holes to initially test the Santa Elena Norte mineralization.

The current NI-43-101 compliant reserves and resources for the Santa Elena mine and Cruz de Mayo satellite deposit are presented below;

							CONTAINED	CONTAINED
OPEN PIT RESERVES*	TONNES	AU GPT	AG GPT	TONS	AU OPT	AG OPT	AU OZ	AG OZ
PROBABLE	6,541,950	1.61	56.7	7,211,250	0.047	1.68	339,600	11,927,100
UNDERGROUND RESOURCES**
INDICATED	1,084,390	2.10	127.6	1,195,000	0.061	3.72	73,235	4,448,800
INFERRED	1,350,080	1.94	121.5	1,487,790	0.056	3.55	84,057	5,276,300
CRUZ DE MAYO (CM) RESOURCES***
INDICATED	1,141,000	0.10	64.2	1,257,700	0.003	1.87	3,800	2,353,400
INFERRED	6,065,000	0.10	66.5	6,685,500	0.003	1.94	20,000	12,967,100
TOTALS
TOTAL PROBABLE	6,541,950	1.61	56.7	7,211,250	0.047	1.68	339,600	11,927,100
TOTAL INDICATED	2,225,390	1.08	95.1	2,452,700	0.031	2.77	77,035	6,802,200
TOTAL INFERRED	7,415,080	0.44	76.5	8,173,290	0.013	2.23	104,057	18,243,400

*based on US$765 gold and $11.95 silver, cut-off grade of 0.5 gpt gold equivalent at a ratio of 64:1 silver to gold
**based on US$850 gold and $12 silver, cut-off grade is 1.75 gpt gold equivalent at a ratio of 83:1 (Au:Ag) using 94% recovery of Au and 80% recovery of Ag
***satellite deposit based on US$750 gold and $11 silver, cut-off grade is 30 gpt silver

J. Scott Drever, President stated; “We are certainly pleased at this time as to how the commissioning phase for the Santa Elena operations is progressing. Our supervisory personnel are working diligently to assure that the normal start-up challenges are resolved and the project reaches a steady state, design capacity as soon as possible. We are beginning to see the high grade ore of the Main Zone that convinced us that the low strip ratio and higher grades in the initial years of mining would provide accelerated payback, begin to be stacked on the pads. The receipt of revenues from the sale of our gold and silver will set the stage for early, free cash flow that will be utilized to implement the Company’s strategy for corporate growth.”

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. is a “Precious Metals Focused” exploration and development company with a portfolio of gold and& silver deposits and high grade exploration properties located in Mexico and El Salvador. This property portfolio, which includes reported, probable reserves as well as indicated and inferred gold and silver resources and substantial exploration potential, provides an important base from which SilverCrest can develop its corporate objective of becoming a significant precious metals asset based company. The Company’s immediate initiative is to acquire and develop substantial mineral resources and ultimately to operate multiple low cost, high grade precious metals mines.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles;

project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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